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                                 BISSELL Inc.
                              2345 Walker, N.W.
                            Grand Rapids, MI 49544


                                March 18, 1998



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004


        Re:     BISSELL Inc. (the "Company")
                Withdrawal of Application for Qualification
                  of Indenture on Form T-3
                File No. 22-22297

Ladies and Gentlemen:

        We are hereby applying for the withdrawal of the above referenced application. The Company has elected not to proceed with the issuance of its notes due to a determination by the Company that it would not be in the Company's best interest to proceed at this time. No notes were issued pursuant to the above referenced application.

        If you have any questions please call David Benson at (616) 776-7200 or the undersigned at (616) 791-7735.


                                        Very truly yours,

                                        /s/Daniel T. Caldon
                                        ---------------------
                                        Daniel T. Caldon
                                        Senior Vice President -- Administration


cc:     David Maltz, Securities and Exchange Commission